

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Brian Markison
Chief Executive Officer
RVL Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

> **Re: RVL Pharmaceuticals plc**
> **Registration Statement on Form S-3**
> **Filed January 27, 2023**
> **File No. 333-269440**

Dear Brian Markison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig E. Marcus